07023626

**FraserPapers**

**FILE No. 82-34837**

May 7, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



**ATTENTION: FILING DESK**

SUPPL

Ladies and Gentlemen:

**RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. News Release dated April 24, 2007 as to withdrawal of proposal to ;
2. News Release dated April 25, 2007 as to first quarter financial results;
3. Interim consolidated financial statements for the first quarter ended March 31, 2007;
4. Management's Discussion and Analysis for the first quarter ended March 31, 2007;
5. Form 52-109F2 – Certification of Interim Filings (Chief Executive Officer); and
6. Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer).

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

**FRASER PAPERS INC.**



by: [signature]
Marina Mueller
Assistant Corporate Secretary

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

# NEWS RELEASE **Fraser**Papers

## Fraser Papers Withdraws Proposal to Acquire Katahdin

## Announces Tender Offer for 8.75% Senior Notes

(All financial references are in US dollars unless otherwise noted)

**TORONTO, ON (April 24, 2007)** – Fraser Papers Inc. (TSX:FPS) announced today that, after discussions with its shareholders, it is withdrawing the proposal to acquire the Katahdin Paper Company from Brookfield Asset Management Inc. (TSX/NYSE: BAM). As a result, the Company intends to make an offer to all holders of its 8.75% senior notes to purchase the remaining $84.0 million of notes outstanding, including $15.5 million that the Company currently holds, at a price of 100% of the principal amount plus accrued interest to the settlement date, pursuant to the terms under the existing trust indenture.

*"We are disappointed that we were unable to adequately communicate the attributes that this transaction would bring to Fraser and its shareholders. As a result, we will proceed with the redemption of our outstanding senior notes and continue to execute our focused strategy pursuing value-added products in niche market segments,"* commented Peter Gordon, President.

Written notices will be mailed on or before May 31, 2007 to each holder of the notes. Fraser Papers intends to tender all of the $15.5 million of the notes that it holds. The settlement date for the repurchase will be no earlier than 30 days after notices are mailed.

* * * * * * * *

**Fraser Papers** is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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**Contact:**

| | |
|---|---|
| Peter Gordon | Glen McMillan |
| President | Senior Vice-President |
| (416) 359-8614 | (416) 359-8635 |
| pgordon@toronto.fraserpapers.com | gmcmillan@toronto.fraserpapers.com |


*Note: This press release contains forward looking information within the meaning of Canadian provincial securities laws and other "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements about the Company's intentions to purchase its Senior Notes. These statements are based on certain assumptions and reflect the Company's current expectations. These assumptions include the continuation of recent trends with respect to a number of economic factors and assumptions implicitly or explicitly mentioned or referred to in this release. The words "will", "intend", and other expressions (including all variations of such words) which are predictions of or could indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include receptivity of Note Holders to the tender offer, general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

# NEWS RELEASE **Fraser**Papers

## Fraser Papers Reports First Quarter Results

(All financial references are in US dollars unless otherwise noted)

**TORONTO, ON (April 25, 2007)** – Fraser Papers Inc. (TSX:FPS) today reported financial results for the first quarter ended March 31, 2007. The Company recorded a net loss of $10.1 million or $0.34 per share. Positive EBITDA of $4.2 million from improving results at the pulp and paper operations was more than offset by continuing losses of $6.8 million at lumber operations in the quarter.

*"We remain encouraged by the strength of our core specialty products in the printing and packaging segments where we continue to grow market share. We see further opportunities to improve operational efficiency and increase throughput at lower cost, and view these latter initiatives as absolutely necessary to ensure we capture the full potential of what we are achieving in the marketplace. We continue to make gains in the paper markets despite weak results from our lumber business,"* said Peter Gordon, President and Chief Executive Officer.

### FIRST QUARTER OVERVIEW

- Average realized sales prices for paper of $938 per ton, increased $35 per ton over the fourth quarter and $72 per ton over the first quarter of 2006. The increases compare favourably with reference pricing for commodity uncoated freesheet paper (50# offset rolls) which declined modestly during the first quarter and were $80 per ton higher on a year-over-year basis.
- Specialty papers made up approximately 79% of the Company's product mix covering 149,000 tons of shipments during the quarter up from 74% in the previous quarter. Shipment volumes were lower than in the fourth and first quarters of 2006 reflecting inventory programs for certain financial print customers, weakness in the lightweight coated groundwood market and market-related downtime taken at the Gorham paper mill.
- Operating results improved at the hardwood kraft pulp operations in Thurso following the annual maintenance outage taken last quarter. The Company saw improvements in net realized prices of $14 per tonne and lowered unit operating costs to $496 per tonne.
- Market related closures were incurred at the Company's sawmill operations as well as on one paper machine at Gorham which produces trade book papers.
- Subsequent to the end of the quarter, the Company determined it would withdraw its proposed acquisition of Katahdin Paper Company and announced its intention to repay the remaining outstanding 8.75% Senior Notes in the third quarter.

### FINANCIAL SUMMARY

| | Years ended | |
|---|---|---|
| US$ MILLIONS, EXCEPT PER SHARE AMOUNTS | Mar 31, 2007 | Apr 1, 2006 |
| EBITDA | $ (2.6) | $ 1.9 |
| Loss | $ (10.1) | $ (78.4) |
| Per share | $ (0.34) | $ (2.64) |

Fraser Papers generated negative EBITDA of $2.6 million for the first quarter of 2007, down from breakeven results for the fourth quarter of 2006. Excluding the benefit of duties received ($11.2 million) and the costs of maintenance downtime ($9.0 million) in the fourth quarter, the Company's results were comparable. The Company realized improved pulp and paper pricing and productivity, which was offset by the impact of weaker lumber markets and lower shipments of pulp and paper. Demand for most of the Company's specialty paper products (except for lightweight coated groundwood) was stable during the quarter. Paper shipments totaled 149,000 tons, down from the 172,000 shipped in the fourth quarter, as the Company built inventory in preparation for the peak period in the financial print market. In addition, poor markets and opportunities for coated groundwood and customer de-stocking in certain specialty printing and groundwood grades contributed to the lower shipments. Pricing for the Company's pulp and paper products improved, except for lightweight coated groundwood grades. Lightweight coated groundwood markets and some commodity freesheet segments were weak during the quarter. As a result, the company took two weeks of downtime on one coated paper machine at East Papers in April and one week at Gorham on a trade book machine in February to manage its inventories in these grades.

EBITDA was $4.5 million lower than the $1.9 million generated in the first quarter of 2006, when financial results included EBITDA of $2.4 million from the Company's New Brunswick timberlands which were sold in January, 2006, $0.9 million of EBITDA from lumber operations, offset by $3.0 million of EBITDA losses from the closed Berlin pulp mill and expired pulp swaps. Declining prices for lumber since the first quarter of 2006 has led to a deterioration of $7.7 million from lumber operations. EBITDA improvements in 2007 at pulp and paper operations were generated from improved price realizations for all pulp and paper grades (except lightweight coated groundwood) improved product mix and cost reduction efforts offset by rising prices for energy and fibre. The Company also benefited modestly from a weaker Canadian dollar during the quarter relative to 2006.

The Company's lumber operations continue to be impacted by weak markets and low selling prices. The four sawmills provide a secure and strategic supply of fibre in the form of wood chips and biomass for the paper operations but operate unprofitably at today's pricing levels. During the first quarter of 2007, the Company took two weeks of downtime at its sawmills, in Juniper and Plaster Rock, New Brunswick as well as three weeks at the mill in Ashland, Maine and one week at the Masardis, Maine mill. Additional downtime has been announced for the second quarter.

For the first quarter of 2007, Fraser Papers reported a loss of $10.1 million or $0.34 per share compared to a loss of $11.0 million or $0.40 per share in the fourth quarter of 2006. The 2007 results represent a significant improvement over the loss of $78.4 million, or $2.64 per share, when the Company recorded losses related to the closure of the Berlin pulp mill, an investment writedown related to an equity investment and a gain on the sale of its New Brunswick timberlands.

## BUSINESS INITIATIVES

### Market Focus and Competitive Advantage

The Company produces a wide range of paper grades for demanding applications with tight technical specifications. The Company competes in specific freesheet and groundwood market segments where it can attain significant market share, with a focus on specialty packaging and lightweight printing papers. In order to develop a competitive advantage in these segments, the Company focuses on providing superior customer service and ongoing innovation by working with its customers to develop new products and processes.

The Company currently benefits from a growing share of the markets for consumer packaging, coated papers for thermal printing applications and lightweight papers including financial printing papers. Approximately 12% of the Company's paper production during the quarter involved grades that were developed and commercialized in the last 24 months.

**Margin Improvement and Cost Reduction**

The Company continued to improve its mix of products with a higher proportion of shipments of specialty packaging and printing papers relative to lower margin commodity freesheet grades. In the quarter, shipments of lower margin commodity uncoated freesheet grades declined by 42% over fourth quarter levels increasing average revenue per ton by $35.

Continuing operating initiatives generated improvements of $7.8 million in the first quarter compared with the first quarter of 2006, with improved sales mix and fibre utilization as the primary contributors. These margin improvements served to only partly offset increased fibre costs and lower lumber prices. Higher fibre and electricity costs contributed to a $22 per ton increase in production costs at our paper mills.

Pulp average cash costs were lower in the first quarter due to the annual maintenance shutdown taken at the Company's hardwood kraft pulp mill in Thurso, Quebec in the fourth quarter of 2006 and improved foreign exchange rates.

The Company continues to focus on reducing costs and increasing throughput from its 13 paper machines and three pulp operations, the Thurso hardwood pulp mill and the sulphite and groundwood pulp mills in Edmundston. This initiative will reduce the unit costs and reduce required purchases of market softwood pulp.

## EXECUTIVE APPOINTMENTS

At the Board of Directors meeting earlier today, Dominic Gammiero announced he would be stepping down as CEO of the Company. Mr. Gammiero has served as CEO since the Corporation was established in June 2004. Mr. Gammiero will remain on the Board and has agreed to become the Chairman of the Company. The role of CEO will be assumed by J. Peter Gordon, formerly President, of the Company. Mr. Gordon joined Fraser Papers in January 2006 as Chief Financial Officer and was appointed President in October 2006. In addition, the Board of Directors approved the appointment of Glen McMillan, formerly Senior Vice President and Chief Administrative Officer, as Chief Financial Officer of the Company, effective April 25, 2007, reporting to Mr. Gordon. Mr. McMillan joined Fraser Papers in June 2004 after spending nine years at the Company's former parent company, Norbord Inc.

## OUTLOOK

Demand for the Company's specialty paper products are expected to be strong as business opportunities for packaging applications continue to increase and financial printing markets enter their seasonally strong period. In addition, the Company has increased its market share in a number of key product segments. The commodity freesheet markets also appear to be stable as continued rationalization of capacity continues across the North American industry that will balance market fundamentals.

Momentum for higher prices with respect to northern bleached hardwood kraft pulp appears to have waned, prices for other grades of market pulp, particularly softwood kraft, continue to move higher. While there appears there may be room for improvement in all the pulp markets, we expect lower cost hardwood pulp from Asia and South America will slow further gains for hardwood pulp varieties.

Housing starts appear to have bottomed out in the short-term but remain 33% below peak levels reached in 2005. The Company will continue to evaluate sawmill downtime against the demand for woodchips and biomass for the paper operations.

Fraser Papers will continue to focus on improving operating and financial results at all of its operations. Priority is being placed on lowering overall fibre, energy and other critical input costs, as well as improving overall production metrics including equipment reliability and process efficiencies. In support of these priorities, the Company will take an extended 21 day outage at its sulphite pulp mill in Edmundston, New Brunswick to perform maintenance on its recovery boiler during June. The completion of this maintenance project will provide for increased throughput at the pulp mill and lower overall fibre costs for the Company's paper operations. Routine maintenance downtime on certain of the paper machines will also be taken during the outage. In addition, the Gorham paper mill will take one week of downtime on its towel machine during the second quarter.

## FIRST QUARTER CONFERENCE CALL

Fraser Papers' first quarter investor conference call can be accessed by teleconference on Wednesday, April 26, 2007 at 9:50 a.m. (Eastern time) by dialing 1-888-343-2168 (toll free in North America) or 1-212-341-7081 (International). The call will be archived through June 30, 2007 and can be accessed by dialing 416-626-4100 or 1-800-558-5253 and quoting the reservation number 21336202. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * * *

**Fraser Papers** is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

**Contact:**

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice-President and CFO
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

*Note: This press release contains "forward-looking statements" including statements about the Company's possible future intentions, the possible success of price increase announcements, the Company's expectations and estimations with respect future market conditions, the Company's expectations with respect to its operations or various costs that could impact the business, and the expected impact of specific events on financial results in future quarters. These statements are based on certain assumptions and reflect the Company's current expectations. These assumptions include the continuation of recent trends with respect to a number of economic factors and assumptions implicitly or explicitly mentioned or referred to in this release. The words "can", "will", "expect,", "outlook", "are", "may", "could", "appears", "continue" and other expressions (including all variations of such words) which are predictions of or could indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing, lower demand for lumber, pulp or paper products, price increases or reductions for any products the Company sells, increases in costs of production, decisions by political or regulatory bodies in Canada or the United States and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

# FRASER PAPERS INC.
# INTERIM CONSOLIDATED BALANCE SHEETS
# MARCH 31, 2007

(unaudited)

| *(US$ millions)* | As at Mar 31, 2007 | As at Dec 31, 2006 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ — | $ 12.7 |
| Accounts receivable | 88.8 | 106.2 |
| Inventory | 152.4 | 118.3 |
| Future income taxes | 3.0 | 0.7 |
| | 244.2 | 237.9 |
| Property, plant and equipment | 274.7 | 279.1 |
| Other assets | 42.0 | 37.2 |
| | $ 560.9 | $ 554.2 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | $ 5.1 | $ — |
| Accounts payable and accrued liabilities | 84.0 | 86.3 |
| | 89.1 | 86.3 |
| Long-term debt *(note 6)* | 78.6 | 66.6 |
| Other liabilities | 50.9 | 51.1 |
| Future income taxes | 19.9 | 18.3 |
| Shareholders' equity *(note 9)* | 322.4 | 331.9 |
| | $ 560.9 | $ 554.2 |

*(See accompanying notes to financial statements)*

# FRASER PAPERS INC.
# INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
# MARCH 31, 2007

| (unaudited) | Three Months Ended | | | |
|---|---|---|---|---|
| *(US$ millions, except per share amounts)* | | **Mar 31 2007** | | Apr 1 2006 |
| Net sales | $ | **174.4** | $ | 215.9 |
| Earnings (loss) before the following: | $ | **(2.6)** | $ | 1.9 |
| Gain on sale of NB Timberlands *(note 3)* | | — | | 71.0 |
| Losses from Smart Papers *(note 4)* | | — | | (107.4) |
| Closure of pulp mill *(note 5)* | | — | | (50.3) |
| Other | | **0.6** | | 5.1 |
| Interest income | | **0.3** | | 1.3 |
| Interest expense | | **(1.6)** | | (3.4) |
| Earnings (loss) before depreciation and income taxes | | **(3.3)** | | (81.8) |
| Depreciation | | **(7.5)** | | (8.2) |
| Income tax recovery *(note 8)* | | **0.7** | | 11.6 |
| Loss | $ | **(10.1)** | $ | (78.4) |
| Loss per share (basic and fully diluted) | $ | **(0.34)** | $ | **(2.64)** |
| *Weighted average number of shares (thousands)* | | *29,510* | | *29,510* |
| **Deficit** | | | | |
| Balance, beginning of period | $ | **(162.0)** | $ | (48.2) |
| Loss | | **(10.1)** | | (78.4) |
| Balance, end of period | $ | **(172.1)** | $ | (126.6) |

*(See accompanying notes to financial statements)*

# FRASER PAPERS INC.
# INTERIM CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME AND CUMULATIVE OTHER COMPREHENSIVE INCOME
# MARCH 31, 2007

| (unaudited)<br>*(US$ millions)* | | ***Three Months Ended*** **Mar 31 2007** |
|---|---|---|
| Loss | **$** | **(10.1)** |
| Changes in unrealized net gains on cash flow hedges | | **0.4** |
| Changes in unrealized net gains on lumber hedges | | **0.3** |
| Tax impact of above | | **(0.2)** |
| Other comprehensive income | | **0.5** |
| Comprehensive income (loss) | **$** | **(9.6)** |
| **Cumulative other comprehensive income** | | |
| Balance, beginning of period | | **—** |
| Transition adjustment | | **(0.2)** |
| Other comprehensive income for the period | | **0.5** |
| Balance, end of period | **$** | **0.3** |

*(See accompanying notes to financial statements)*

# FRASER PAPERS INC.
# INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
# MARCH 31, 2007

| (unaudited) | Three Months Ended | |
|---|---|---|
| *(US$ millions)* | **Mar 31 2007** | Apr 1 2006 |
| **Cash provided by (used for):** | | |
| **Operating Activities** | | |
| Loss | **$ (10.1)** | $ (78.4) |
| Items not affecting cash: | | |
| Depreciation | **7.5** | 8.2 |
| Future income taxes *(note 8)* | **(1.1)** | (20.9) |
| Gain on sale of NB Timberlands *(note 3)* | **—** | (71.0) |
| Losses from Smart Papers *(note 4)* | **—** | 107.4 |
| Closure of pulp mill *(note 5)* | **—** | 50.3 |
| Employment benefit plan expense *(note 7)* | **2.6** | 5.0 |
| Employment benefit plan funding *(note 7)* | **(6.5)** | (10.4) |
| Other items | **0.5** | (4.3) |
| | **(7.1)** | (14.0) |
| Net change in non-cash working capital balances | **(19.7)** | (20.3) |
| | **(26.8)** | (34.3) |
| **Investing Activities** | | |
| Capital investments | **(3.0)** | (1.0) |
| Proceeds on sale of NB Timberlands *(note 3)* | **—** | 94.0 |
| | **(3.0)** | 93.0 |
| **Financing Activities** | | |
| Borrowings under revolving credit facility | **12.0** | — |
| Purchase of long-term debt *(note 6)* | **—** | (25.1) |
| | **12.0** | (25.1) |
| Increase (decrease) in cash and cash equivalents, net of bank indebtedness | **$ (17.8)** | $ 33.6 |

*(See accompanying notes to financial statements)*

## FRASER PAPERS INC.
## NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
*(US$ millions)*

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Fraser Papers Inc. as a separate corporation.

**Note 1. Basis of Presentation**

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2006, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2006. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

**Note 2. Changes in Accounting Policies**

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges*. With the exception of the reclassification of transaction costs, as described below, these policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading for accounting purposes, which are measured on the balance sheet at fair value. Accounts receivable are classified as loans and receivables and are recorded at amortized cost. Convertible, term, preferred units (the "Units") of Katahdin Paper Company LLC ("Katahdin") are held by the Company, do not have a quoted market price and are measured at cost. Bank indebtedness, accounts payable and accrued liabilities and long-term debt are also measured at amortized cost and are classified as other financial liabilities.

Section 3855 also provides guidance on costs incurred upon issuance of financial liabilities. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result the carrying value of unamortized financing costs of $1.9, as at December 31, 2006, relating to the Company's senior, unsecured notes ("the Notes"), previously recorded in Other Assets, have been reclassified against Long-term Debt. These costs are being amortized over the term of the Notes, which are due in 2015.

Hedge accounting, as outlined in Section 3865, requires that the Company document its risk strategy objectives and the relationship between the hedging instrument and hedged item. The Company is also required to assess the effectiveness of the hedging relationship throughout its term and that it remains consistent with the Company's risk strategy.

The effective portion of changes in fair value of derivatives that are classified as cash flow hedges is recognized in other comprehensive income. Any gains or losses in fair value relating to the ineffective portion are recognized immediately in net income. Amounts accumulated in other comprehensive income should be reclassified into net income as the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income remains until the forecasted transaction is eventually recognized in net income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to net income.

**Note 3. Sale of New Brunswick Timberlands**

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"), a newly formed income fund. The Company was the promoter of the Fund.

The sale of the NB Timberlands resulted in a gain of $71.0. Net proceeds were $125.0 and included $31.5 of securities representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis.

At March 31, 2007, the net book value of the investment is nil. The investment is estimated to have a fair market value of $33.4 (2006 – $28.7), based on quoted market prices at March 31, 2007. During the quarter, the Company received distributions of $0.6 (2006 – $0.2) from Acadian.

**Note 4. Losses from Smart Papers**

Smart Papers LLC and its affiliates ("Smart Papers"), filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $107.4, consisting of an impairment charge against its investment in Smart Papers of $74.0 and provision of $33.4 related to receivables from Smart Papers and estimated accruals. As at March 31, 2007 a balance of $7.2 remains unpaid related to these accruals.

**Note 5. Closure of Berlin Pulp Mill**

In the first quarter of 2006, Fraser Papers announced the permanent shut down of its pulp mill in Berlin, New Hampshire. As a result, Fraser Papers recorded a charge of $50.3 consisting of an impairment on property, plant and equipment and other assets and various accruals. Unpaid accruals of $0.9 remain, as at March 31, 2007.

**Note 6. Long-term Debt**

On March 15, 2005, the Company issued the Notes which bear interest at 8.75% and are due in 2015. The indenture agreement governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

During the first quarter of 2006, the Company purchased $29.0 in principal amount of Notes in the market. The Notes were purchased for $25.1, resulting in a gain of $2.9, net of a write-down in debt issuance costs of $1.0. The net gain is reflected in the Consolidated Statements of Operations.

The Company's $90.0 revolving credit facility matures in November 2008 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At March 31, 2007, $51.7 (2006 – $40.0) of this facility was utilized, $12.0 (2006 – $nil) for operating bank loans and the balance in the form of letters of credit.

In the first quarter of 2007, the Company made interest payments of $3.0 (2006 – $6.3).

**Note 7. Employee Benefit Costs**

During the quarter, employee benefit expense for pensions and post retirement benefits totalled $2.6 (2006 – $5.0). Employee benefit plan funding amounted to $6.5 (2006 – $10.4).

**Note 8. Income Taxes**

Interim income tax expense is calculated based on expected annual effective tax rates.

| | *Three Months Ended* | |
|---|---|---|
| | **Mar 31 2007** | Apr 1 2006 |
| Current tax expense (recovery) | **$ 0.4** | $ (9.3) |
| Future income tax expense (recovery) | **(1.1)** | 20.9 |
| Income tax expense (recovery) | **$ (0.7)** | $ 11.6 |

No income or income-related taxes were paid in the first quarter of 2007 (2006 - $0.5).

**Note 9. Shareholders' Equity**

| | **As at Mar 31 2007** | As at Dec 31 2006 |
|---|---|---|
| Common shares – 29,509,876 outstanding | **$ 490.0** | $ 490.0 |
| Contributed surplus | **4.2** | 3.9 |
| Accumulated other comprehensive income | **0.3** | — |
| Deficit | **(172.1)** | (162.0) |
| | **$ 322.4** | $ 331.9 |

**Note 10. Commitments and Contingencies**

***Commodity Hedges***

At the end of the quarter, Fraser Papers held lumber futures contracts representing approximately 4.7 million board feet of lumber (2006 – nil). These contracts mature in the third quarter and are highly effective at mitigating the impact of changing lumber prices. Accordingly, no amount has been reported in the Statements of Operations. An unrealized gain of $0.3 has been reported in Other Comprehensive Income. No gains were realized during the quarter (2006 – $0.3). These contracts effectively fix the selling price on a portion of Fraser Papers' lumber production and are designated as a hedge against a portion of future lumber sales.

***Foreign Exchange Hedges***

As at March 31, 2007, the Company has forward foreign exchange contracts outstanding of CAD$53.0 (2006 – CAD$57.0), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The Consolidated Statements of Operations include a realized gain of $0.8 (2006 – loss of $0.2) on matured forward foreign exchange contracts and an unrealized gain of $0.1 (2006 – nil) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized gains or losses on the net monetary liabilities being hedged.

Fraser Papers also has forward foreign exchange contracts of $12.3 (2006 – $20.7), which are designated as a hedge against future Canadian dollar cash flows. These contracts have varying maturity dates, with the last contract maturing before year end. The Consolidated Statements of Operations include a realized loss of $0.2 (2006 – nil) on matured forward foreign exchange contracts. An unrealized gain of $0.1 is recorded in Other Comprehensive Income, as this hedge effectively offsets foreign exchange exposures.

***Guarantees***

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $6.2.

**Note 11. Related Party Transactions**

Brookfield Asset Management Inc., and all of its subsidiaries ("Brookfield"), are related as a result of Brookfield owning a significant equity position in the Company. Acadian is a related party by virtue of the Company's equity holdings in the Fund. All related party transactions are recorded at the exchange amount.

During the quarter, Fraser Papers purchased approximately $1.6 (2006 – $4.7) of electricity from Brookfield and its affiliates. Included in accounts payable and accrued liabilities is $0.6 (2006 – $1.1) related to these purchases.

Fraser Papers has invested in Units of Katahdin, an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $1.7 (2006 – $1.5). The investment is accounted for using the cost method and is included in other assets.

During the quarter, Fraser Papers earned a management fee of $1.8 (2006 – $2.0) from Katahdin and $0.1 (2006 – $2.1) is included in accounts receivable.

During the quarter, Fraser Papers sold $1.3 of (2006 - $0.4) of goods and services to Katahdin. $0.2 (2006 – $2.0) is included in accounts receivable.

Fraser Papers entered into a 20 year Fibre Supply Agreement with Acadian. During the quarter, purchases of fibre from the Fund amounted to $11.7 (2006 – 8.5). In addition the Company's equity interest in the fund generated distributions of $0.6 (2006 – $0.2) the quarter. Fraser Papers has a payable of $0.7 (2006 – $0.1) owing to Acadian, as at March 31, 2007.

Brookfield has provided the Company with a facility with a notional amount of $150.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At March 31, 2007, the Company has entered into forward foreign exchange contracts of CAD$53.0 (2006 – CAD$57.0) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $12.3 (2006 – $20.7) as a hedge against future Canadian dollar cash flows, under this facility.

**Note 12. Segmented Information**

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

**Note 13. Subsequent Event**

Subsequent to the end of the quarter, the Company announced that it would not be proceeding with the previously announced acquisition of Katahdin. As a result, in the third quarter, the Company intends to make an offer to repurchase the remaining Notes under the existing trust indenture. In addition, transaction costs incurred and recorded in Other Assets and additional acquisition costs generated after March 31, 2007, will be reported in the Statements of Operations in the second quarter.

**Note 14. Comparative Figures**

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

# MANAGEMENT'S DISCUSSION AND ANALYSIS

April 25, 2007

This Management's Discussion and Analysis should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended March 31, 2007 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2006. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a significant shareholding in the Company) and all of its subsidiaries.

*EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.*

## OVERVIEW AND STRATEGY

Despite difficult business conditions, Fraser Papers realized improved results from its pulp and paper operations principally from higher selling prices, product mix and productivity improvements which were then partially offset by year-over-year increases in energy and chemical costs. Unfortunately, continued weak housing markets have depressed demand for lumber and other building products. Results of our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, more than offset the improvements made in the pulp and paper operations.

Our long term business strategy involves:

- Focusing on **value-added products**, with an emphasis toward specialty printing and packaging applications;
- Providing **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and development of new products to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance.**

In addition to these key strategic initiatives, Fraser Papers will continue to look for opportunities to grow its specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Fraser Papers' core business is its specialty papers business with the ability to produce 680,000 tons of freesheet and groundwood papers annually on 13 machines in two locations. Fraser Papers also operates pulp mills and lumber mills to ensure a reliable supply of raw materials to the paper making process.

Fraser Papers' results for the first quarter of 2007 were a negative EBITDA of $2.6 million. The paper operation generated EBITDA of $2.6 million and the pulp operation generated EBITDA of $1.6 million. However, the lumber operation generated a negative EBITDA of $6.8 million.

## MARKET FOCUS AND COMPETITIVE ADVANTAGE

Fraser Papers competes in specific market segments where we can utilize its capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are currently focused on are typically between 100,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 75% of our 680,000 tons of annual production are in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, hi-bright groundwood and ultra-lightweight coated groundwood papers.

In the first quarter of the 2007, volumes of high margin specialty packaging papers were 1,000 tons or 8% higher reflecting stable market conditions in this product group. Specialty freesheet shipments for printing applications declined by 6,000 tons compared to the fourth quarter of 2006 due to a delay in the timing of the financial printing season. We experienced strong shipments in the prior period and have built inventory against orders and indications of a strong second quarter for financial printing shipments. In the quarter, shipments of commodity uncoated freesheet grades declined by 8,000 tons over the fourth quarter of 2006 levels as Fraser Papers exited low margin grades in non-strategic markets. Over the quarter, increased sales of added value, high-bright specialty groundwood papers enhanced margins. Due to a strong focus on value-added grades, average revenue realized in the first quarter increased $35 per ton compared to the fourth quarter and $72 per ton compared to the first quarter of 2006.

## OPERATING INITIATIVES AND MARGIN IMPROVEMENT INITIATIVES

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and lowest possible cost structure in order to produce papers that we can sell successfully into growing market segments. Fraser Papers has had a margin improvement program in place for many years which has successfully reduced costs. Over the past three years, rising input costs and foreign exchange factors have more than offset margin improvement initiatives.

| | Three months ended | | |
|---|---|---|---|
| | **Mar 31 2007** | Dec 31 2006 | Apr 1 2006 |
| Paper operations[2] | | | |
| EBITDA[1] (US$ million) | **2.6** | 3.5 | 3.2 |
| EBITDA Margin ($ per ton) | **17** | 20 | 19 |
| Average cash cost [1] ($ per ton) | **906** | 874 | 840 |
| Pulp operations[3] | | | |
| EBITDA[1] (US$ million) | **1.6** | 0.4 | (2.1) |
| EBITDA Margin ($ per tonne) | **29** | 7 | (28) |
| Average cash cost [1] ($ per tonne) | **496** | 485 | 489 |
| Lumber operations[4] | | | |
| EBITDA[1] (US$ million) | **(6.8)** | (6.2) | 0.9 |
| EBITDA Margin ($ per Mmbfm) | **(96)** | (93) | 8 |
| Average cash cost[1] ($ per Mmbfm) | **376** | 349 | 329 |

(1) See "Definitions" section.
(2) Paper EBITDA and costs excludes $1.8 million cogeneration outage in the fourth quarter of 2006.
(3) Pulp EBITDA and costs excludes $7.2 million annual maintenance outage in the fourth quarter of 2006 and Berlin pulp mill negative EBITDA of $2.5 million in the first quarter of 2006.
(4) Lumber EBITDA and costs excludes $11.2 million anti-dumping duties refund received in the fourth quarter of 2006.

After adjusting for the Edmundston cogeneration outage in the fourth quarter of 2006, EBITDA from our paper operations declined by $0.9 million over the fourth quarter of 2006 and declined by $0.6 million from the first quarter of 2006. Paper pricing has improved in 2007 due to improved demand as well as improved sales mix as a result of our focus on specialty papers grades. Average cash cost in the paper business increased compared to the fourth quarter of 2006 due to increased purchased fibre pricing and seasonally higher energy usage associated with the first quarter. Compared to the first quarter of 2006, average cash costs increased due to increased fibre and energy costs.

After adjusting for the maintenance outage in the fourth quarter of 2006 and the Berlin losses in the first quarter of 2006, EBITDA at our pulp operations improved by $1.2 million over the fourth quarter of 2006 and by $3.7 million over the first quarter of 2006. In the fourth quarter of 2006, the pulp mill in Thurso, Quebec had its annual maintenance shutdown which had a negative EBITDA impact of $7.2 million or $119 per tonne of pulp produced. The first quarter of 2006 included the results of the Berlin pulp mill which generated negative EBITDA of $2.5 million. Pulp pricing has improved compared to the first and fourth quarters of 2006.

After adjusting for the $11.2 million benefit of duty refunds in the fourth quarter of 2006, Lumber operations' EBITDA declined by $0.6 million compared to the fourth quarter of 2006. Compared to the first quarter of 2006, EBITDA declined by $7.7 million due to weak lumber markets as a result of slower North American housing demand. Average cash costs were affected by the market related downtime taken at each of the four sawmills.

Fraser Papers' margin improvement initiatives focus on the year-over-year improvements in EBITDA assuming constant exchange rates and commodity prices. The margin improvement program generated $7.8 million in the first quarter when compared to the first quarter of 2006. Improvements were derived primarily from improved sales product mix from strategic sales and marketing initiatives and improved fibre utilization. Unfortunately, these initiatives were substantially offset by significant cost pressures from fibre, energy and chemical costs which totaled $7.4 million in the first quarter.

| PRE-TAX US$ MILLIONS | | 2007 YTD Margin Improvements |
|---|---|---|
| Sales Mix Optimization | $ | 3.5 |
| Volume Improvement | | (2.6) |
| Fibre / Chemical Utilization | | 6.6 |
| Energy Usage | | 0.7 |
| Other | | (0.4) |
| **Total** | $ | 7.8 |

## REFINANCING INITIATIVES

**Repayment of Senior Notes**
Subsequent to the end of the quarter, the Company informed Brookfield Asset Management that it would not be proceeding with the planned acquisition of Katahdin Holdings LLC. Extensive discussions with a number of shareholders have indicated that there is not widespread support for the transaction. As a result of the termination of the purchase, the Company intends to repay all of the outstanding 8.75% Senior Notes before the end of July, 2007. The Senior Notes were scheduled to mature in March of 2015.

## ASSET REPOSITIONING INITIATIVES

**Gain on sale of New Brunswick Timberlands**
On January 31, 2006, Fraser Papers sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Net proceeds were $125.0 million, including $93.5 million in cash and $31.5 million of securities which are exchangeable for 3.6 million units of the Fund, representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis. The sale of the NB Timberlands assets resulted in a gain of $71.0 million.

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers retained the right to purchase fibre, in amounts approximately equal to its historical consumption, for a period of up to 20 years at prevailing market prices.

**Smart Papers Restructuring**
During the first quarter of 2006, Fraser Papers recorded a charge of $107.4 million relating to the Chapter 11 filing of Smart Papers LLC and its affiliates ("Smart Papers").

## SUMMARY OF QUARTERLY RESULTS

| US$ MILLIONS, EXCEPT PER SHARE AMOUNTS | Net Sales | Loss | Loss per share (basic and diluted) |
|---|---|---|---|
| **2007** | | | |
| **1st Quarter** | **$ 174.4** | **$ (10.1)** | **$ (0.34)** |
| 2006 | | | |
| 4th Quarter | $ 187.2 | $ (11.0) | $ (0.40) |
| 3rd Quarter | 185.1 | (6.1) | (0.21) |
| 2nd Quarter | 207.7 | (18.3) | (0.61) |
| 1st Quarter | 215.9 | (78.4) | (2.64) |
| 2005 | | | |
| 4th Quarter | $ 219.1 | $ (21.5) | $ (0.75) |
| 3rd Quarter | 226.3 | (5.7) | (0.16) |
| 2nd Quarter | 216.8 | (4.0) | (0.17) |

## OPERATING RESULTS

Net sales for the first quarter of 2007 were $174.4 million, as compared to $215.9 million in the first quarter of 2006. The decrease was mainly attributable to the sale of the New Brunswick Timberlands in January, 2006 and the permanent closure of the Berlin pulp mill in April, 2006. After adjusting for the sale and closure, net sales were down by 14% compared to the same quarter of 2006. Lower lumber prices and shipments and lower paper shipments, were partly offset by increased prices for uncoated freesheet, uncoated groundwood and market pulp.

Compared to the fourth quarter of 2006, net sales decreased by $12.8 million due to market downtime at our lumber operations and lower paper shipments. Paper shipments were lower due to seasonally higher shipments of financial printing papers in the fourth quarter of 2006 and the delayed timing of the 2007 financial printing season.

Net sales by segment for 2007 and 2006 were as follows:

| | Three months ended | | |
|---|---|---|---|
| US$ MILLIONS | **Mar 31 2007** | Dec 31 2006 | Apr 1 2006 |
| Paper | **$ 174.4** | $ 187.2 | $ 211.6 |
| Timber | **n/a** | n/a | 6.7 |
| Inter-segment | **—** | — | (2.4) |
| **Total** | **$ 174.4** | $ 187.2 | $ 215.9 |

EBITDA by segment was as follows:

| | Three months ended | | |
|---|---|---|---|
| US$ MILLIONS | **Mar 31 2007** | Dec 31 2006 | Apr 1 2006 |
| Paper | **$ (2.6)** | $ (0.1) | $ (0.5) |
| Timber | **n/a** | n/a | 2.4 |
| **Total** | **$ (2.6)** | $ (0.1) | $ 1.9 |

In the first quarter, the Paper segment generated a negative EBITDA of $2.6 million, a decrease of $2.5 million from the fourth quarter; however, the fourth quarter results included $2.2 million of unusual items: the benefit of $11.2 million of anti-dumping duties offset by $9.0 million of planned maintenance shutdowns at the Thurso and Edmundston operations.

Realized paper prices improved by $35 per ton or 4% compared to the fourth quarter reflecting strong performance for specialty printing and packaging papers that were only partially offset by lower prices for coated groundwood products. Prices for Fraser Papers' northern bleached hardwood kraft ("NBHK") pulp rose by 3% due to improved market conditions and mix. Lumber pricing remains at depressed levels leading to widespread industry downtime. Cost pressures in our pulp and paper operations continued as the combined effect of higher chemical and energy costs resulted in an estimated $2.0 million increase in costs, as compared to the first quarter of 2006. (See discussion in "Business Segments")

Depreciation expense was $7.5 million in the quarter, as compared to $8.2 million in the comparable period in 2006. The decrease in depreciation is mostly due to the closure of the Berlin pulp mill in 2006.

## LIQUIDITY AND CAPITAL RESOURCES

**Operating and investing cash flows**

During the quarter, cash flow from operations after changes in working capital was an outflow of $26.8 million as compared to $34.3 million during the same quarter of 2006. During the first quarter, Fraser Papers invested $19.7 million in working capital primarily in the form of log inventory in anticipation of seasonal spring supply constraints and paper inventory in anticipation of the peak financial printing season. Operating cash flow before changes in working capital in the first quarter improved to an outflow of $7.1 million compared to an outflow of $14.0 million in 2006, due to reduced funding of employee benefits.

**Net debt and Capital Resources**

Long term debt of $78.6 million includes $68.5 million of senior, unsecured notes which bear interest at 8.75% and are due in 2015, net of transaction costs of $1.9 million. The indenture agreement governing the notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares. The remaining $12.0 million in long term debt consists of borrowings under the Company's committed, revolving credit facility. Borrowings under the $90 million facility are at market rates. At quarter end, $39.7 million of this facility was utilized in support of letters of credit.

During 2006, the Company reduced its total long-term debt by $79.0 million. Net debt as of March 31, 2007 was $83.7 million resulting in a net debt to net debt plus equity ratio of 21%.

## CAPITAL INVESTMENTS

For the quarter, capital investments totaled $3.0 million compared to $1.0 million in the first quarter of 2006. The spending of $3.0 million was primarily focused on maintenance of the business and capital in preparation for the Edmundston pulp mill planned outage in the second quarter.

## EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $6.5 million in the first quarter of 2007, a decrease of $3.9 million from the comparable period in 2006. The decrease is due to a lower funding requirement for the U.S. plans and a better funded position. The Company is currently assessing its pension funding requirements for certain of its pension plans. Depending on the outcome of this assessment, there may be a one-time, retroactive payment of approximately $4.2 million. (See discussion in "Forward-looking Information")

Benefit plan expense for the quarter was $2.6 million as compared to $5.0 million in the comparable quarter in 2006. The reduction of $2.4 million is mostly due to improved investment returns on the Company's pension plan assets.

## CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of March 31, 2007:

| US$ MILLIONS | Total | Less than one year | One to three years | Four to five years | After five years |
|---|---|---|---|---|---|
| Debt | **$ 78.6** | $ — | $ 12.0 | $ — | $ 66.6 |
| Operating leases | **0.6** | 0.4 | 0.2 | — | — |
| Purchase obligations | **36.6** | 30.8 | 5.8 | — | — |
| **Total contractual obligations** | **$ 115.8** | $ 31.2 | $ 18.0 | $ — | $ 66.6 |

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Norbord Inc. provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At March 31, 2007, the maximum potential amount of the obligations guaranteed was estimated to be $6.2 million. These guarantees have not been included in the table above.

## HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar denominated cash flows.

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, and Section 3865, Hedges. These policy changes were adopted on a prospective basis.

As a result of the adoption of these new standards, changes in the value of instruments reported at fair value and fair value hedge derivatives are recognized in income. Changes in the value of derivatives designated as cash flow hedges are recognized in Other Comprehensive Income until the instrument is derecognized or impaired and is recognized in income.

During the first quarter of 2007, Fraser Papers entered into futures contracts to deliver lumber at fixed prices realizing no gain. These hedges are still outstanding as of March 31, 2007. At April 1, 2006, there were no outstanding lumber futures contracts outstanding. Unrealized gains of $0.3 million on these contracts have been recorded in the Statement of Other Comprehensive Income.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar cash flows. In the quarter, the Company recognized $0.6 million of gains on these contracts. At March 31, 2007, the unrealized gains on these contracts amounted to $0.2 million. Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the Statement of Operations, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in Other Comprehensive Income, until such time that the Canadian dollar cash flows being hedged are realized.

## BUSINESS SEGMENTS

**Paper Segment**

The Paper segment is comprised of 13 paper machines at two locations, one market pulp facility and four sawmills. Products include specialty packaging and printing papers, commodity freesheet papers, specialty groundwood papers, lightweight coated groundwood papers and towel, as well as hardwood pulp and softwood lumber.

The following is a summary of financial information for the Paper segment:

| | Three months ended | | |
|---|---|---|---|
| | **Mar 31 2007** | Dec 31 2006 | Apr 1 2006 |
| Net sales | **$ 174.4** | $ 187.2 | $ 211.6 |
| EBITDA[1] | **(2.6)** | (0.1) | (0.5) |
| Depreciation | **7.5** | 7.7 | 8.2 |
| Capital investments | **3.0** | 3.7 | 1.0 |

(1) See "Definitions" Section.

The Paper segment is broken into three operations: Paper, Pulp and Lumber.

*Paper Operations*

Paper operations are comprised of the following product groups: specialty packaging, specialty printing, commodity freesheet papers, specialty groundwood, lightweight coated groundwood, and towel.

| | Three months ended | | |
|---|---|---|---|
| | Mar 31 2007 | Dec 31 2006 | Apr 1 2006 |
| Sales (US$ millions) | **141.9** | 157.5 | 147.1 |
| EBITDA (US$ millions) | **2.6** | 1.7 | 3.2 |
| | | | |
| EBITDA ($ per ton) | **17** | 12 | 19 |
| EBITDA margin(1) | **2%** | 1% | 2% |
| | | | |
| Shipments (000 tons) | | | |
| Specialty packaging | **14** | 13 | 15 |
| Specialty printing | **72** | 78 | 77 |
| Commodity freesheet papers | **11** | 19 | 23 |
| Specialty groundwood | **31** | 36 | 27 |
| Lightweight coated groundwood | **12** | 16 | 17 |
| Towel | **9** | 10 | 10 |
| | **149** | 172 | 169 |
| | | | |
| Average Revenue Realized ($ per ton) | | | |
| Specialty packaging | **1,198** | 1,175 | 1,146 |
| Specialty printing | **990** | 973 | 921 |
| Commodity freesheet papers | **874** | 855 | 747 |
| Specialty groundwood | **850** | 775 | 730 |
| Lightweight coated groundwood | **748** | 770 | 807 |
| Towel | **772** | 773 | 776 |
| Weighted Average ($ per ton) | **938** | 903 | 866 |
| | | | |
| Average Cash Operating Cost ($ per ton) | **906** | 884 | 840 |
| | | | |
| Reference Prices ($ per ton)(2) | | | |
| 50# offset rolls | **827** | 833 | 747 |
| 34# no. 5 rolls | **907** | 938 | 1,010 |
| 22.1# white directory | **765** | 725 | 715 |

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").

Market conditions continued to be healthy for the majority of paper grades that Fraser Papers manufactures and this situation was reflected in a $35 per ton or 4% price increase realized, quarter over quarter. This occurred in the context of a modest reduction in demand for the entire uncoated freesheet market compared with the fourth and first quarters of 2006. Demand and pricing for uncoated freesheet stabilized in the first quarter; however, recently announced price increases for cut-size uncoated freesheet paper are an indication that the market may be improving due to continuing capacity rationalization across the industry. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) declined by less than 1%, or $6 per ton, over the previous quarter to a level of $827 per ton. While Fraser Papers' commodity freesheet papers trend with the benchmark grade, Fraser Papers' specialty packaging and printing papers tend to display more stable pricing reflecting the contractual nature of the business and strong customer relationships.

Fraser Papers' strategy is to focus on targeted market segments where the Company can achieve a meaningful leadership position and where we can match our technical competencies with the demand for lightweight coated and uncoated papers. In 2006, Fraser Papers had approximately 82% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty market segments.

Specialty packaging products are used for food packaging which contain both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet tight technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Fraser Papers' packaging volumes increased by 1,000 tons or 8% in the quarter. Specialty packaging revenue realized in the first quarter of 2007 increased by 2% over the fourth quarter of 2006 due to a mix change reflected by increased volumes of stain resistant packaging papers.

Specialty printing papers includes products that are characterized by tight technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers business volumes declined by 5,000 tons or 6% compared to the first quarter of 2006 due to a delay in the timing of the financial printing season in 2007.

Commodity freesheet papers are a key focus of efforts to bottom-slice unprofitable grades and customers. The first quarter of 2007 volume of commodity freesheet grades declined by 52% over the comparable quarter in 2006 as Fraser Papers narrows its focus on higher margin specialty packaging and printing paper products in strategic markets.

Shipments of Fraser Papers' specialty groundwood products declined by 5,000 tons from the previous quarter, due in part to strong shipments of financial printing papers in the fourth quarter. Compared to the fourth quarter however, average revenue realized was $75 per ton higher, due to increased pricing and improved product mix. Average benchmark pricing for uncoated groundwood (22.1# white directory) increased $40 per ton over the previous quarter to $765 per ton.

Weak demand and reduced pricing for lightweight coated groundwood papers continued in the first quarter reflecting seasonal weakness in advertising. Average benchmark pricing for coated groundwood (34# no. 5 rolls) declined by 3%, or $31 per ton, over the previous quarter to $907 per ton.

Fraser Papers is undertaking to further improve the operating performance of its paper operations. Specifically, Fraser Papers is seeking to increase throughput from its sulphite and groundwood pulp mill in Edmundston in order to reduce the cost of internally-generated fibre to its paper machines. Additionally, Fraser Papers is in the process of improving process efficiency levels on all its paper machines. These initiatives are expected to improve throughput and the cash cost of operations for our paper operations. (See discussion in "Forward-looking Information")

*Three Months ended March 31, 2007 compared to Three Months ended December 31, 2006*

The paper operations generated EBITDA of $2.6 million in the first quarter on sales of $141.9 million. This was a $0.9 million EBITDA increase from the previous quarter which had an EBITDA of $1.7 million on $157.5 million of sales. The fourth quarter of 2006 included a planned maintenance shutdown at the Company's cogeneration plant in Edmundston. The $0.9 million increase in EBITDA compared to the fourth quarter was due to maintenance downtime, increased uncoated freesheet pricing and the weaker Canadian dollar, but these improvements were partially offset by increased cash costs due to purchased fibre pricing. The Canadian dollar averaged US$0.85 in the first quarter of 2007 compared to US$0.88 in the fourth quarter of 2006.

Shipments decreased by 13% in the first quarter compared to the fourth quarter due to the timing of the financial printing season in 2007.

*Three Months ended March 31, 2007 compared to Three Months ended April 1, 2006*

The paper operations had an EBITDA of $2.6 million in the first quarter on sales of $141.9 million. This was a $0.6 million EBITDA decrease from the previous year's quarter which had an EBITDA of $3.2 million on $147.1 million of sales. The decrease was primarily due to increased purchased fibre costs. The Canadian dollar averaged US$0.85 in the first quarter of 2007 compared to US$0.87 in the first quarter of 2006.

Shipments declined by 12% in the first quarter compared to the same quarter last year due to the timing of the financial printing in 2007 and customer de-stocking in a number of packaging grades.

***Pulp Operations***

The Company owns and operates a NBHK market pulp mill in Thurso, Quebec. In the second quarter of 2006, Fraser Papers closed its NBHK market pulp mill in Berlin, New Hampshire. The site has since been sold.

| | Three months ended | | |
|---|---|---|---|
| | **Mar 31 2007** | Dec 31 2006 | Apr 1 2006 |
| Sales (US$millions) | **12.3** | 12.3 | 28.0 |
| EBITDA (Thurso) (US$millions) | **1.6** | (5.6) | (1.6) |
| EBITDA (Berlin) (US$millions) | — | — | (2.5) |
| Loss on Pulp Hedge (US$millions) | — | (1.2) | (0.5) |
| | **1.6** | (6.8) | (4.6) |
| Pulp EBITDA ($ per tonne) | **29** | (117) | (62) |
| EBITDA Margin(1) | **13%** | (58%) | (16%) |
| Shipments (000 tonnes)(2) | **55** | 60 | 74 |
| Average Revenue Realized ($ per tonne)(2) | **544** | 530 | 467 |
| Average cash operating costs ($ per tonne) | **496** | 604 | 508 |
| Reference Price ($ per tonne)(3) | | | |
| NBHK market pulp | **690** | 685 | 615 |

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from RISI's Pulp and Paper Weekly.

Market conditions have stabilized for the NBHK pulp market with average benchmark pricing improving by 1%, or $5 per tonne over the fourth quarter of 2006 to $690 per tonne.

Market pulp shipments in the first quarter of 2007 decreased 26% from the comparable quarter in 2006 due to the closure of the Berlin pulp mill. The closure has enabled a consolidation of Fraser Papers' market pulp sales position with significant mix improvements including the elimination of lower margin export sales. The resultant improvement in the average revenue realization is 16% or $77 per tonne over the first quarter of 2006 on sales of 55,000 tonnes of pulp.

However, the Company sells NBHK and purchases softwood kraft pulp, leaving it exposed to pulp price changes to the extent pricing for these two pulps move independently of each other.

*Three Months ended March 31, 2007 compared to Three Months ended December 31, 2006*

The pulp operations generated an EBITDA of $1.6 million in the first quarter of 2007 on sales of $12.3 million. This was an $8.4 million EBITDA improvement from the previous quarter when the pulp operations generated negative EBITDA of $6.8 million on $12.3 million of sales. The $8.4 million improvement in EBITDA was primarily due to an annual maintenance outage at the Thurso pulp mill in the fourth quarter which negatively impacted EBITDA by $7.2 million. The Canadian dollar averaged US$0.85 in the first quarter of 2007 compared to US$0.88 in the fourth quarter of 2006.

Total shipments declined by 5,000 tonnes as inventory was increased to prepare for a second quarter 2007 outage at the East Papers sulphite pulp mill.

*Three Months ended March 31, 2007 compared to Three Months ended April 1, 2006*

The pulp operations generated an EBITDA of $1.6 million in the first quarter of 2007 on sales of $12.3 million. This compares to the previous year's quarter EBITDA loss of $4.6 million on sales of $28.0 million. The first quarter of 2006 included an EBITDA loss of $2.5 million at the Berlin pulp mill which was permanently shutdown in 2006 and a loss of $0.5 million on a pulp hedge that expired at the end of 2006. The EBITDA for the Thurso pulp mill improved from negative EBITDA of $1.6 million in the first quarter of 2006 to EBITDA of $1.6 million in the current quarter. Thurso's cash costs increased 1% to $496 per tonne compared to $489 per tonne in 2006 due to maintenance spending. The Canadian dollar averaged US$0.85 in the first quarter of 2007 compared to US$0.87 in the first quarter of 2006.

Shipments declined by 26% in the first quarter of 2007 compared to the comparable period of 2006 due to the closure of the Berlin pulp mill.

***Lumber Operations***

Lumber operations are comprised of four sawmills: two in New Brunswick and two in Northern Maine.

| | Three months ended | | |
|---|---|---|---|
| | **Mar 31 2007** | Dec 31 2006 | Apr 1 2006 |
| Sales (US$ millions) | **20.2** | 17.3 | 36.5 |
| Anti-dumping duties refund | — | 11.2 | — |
| EBITDA (US$ millions) | **(6.8)** | 5.0 | 0.9 |
| EBITDA ($ per Mmfbm) | **(96)** | 74 | 8 |
| EBITDA Margin(2) | **(34%)** | 28% | 2% |
| Shipments (Mmfbm) | **71** | 67 | 108 |
| Average Revenue Realized ($ per Mmfbm) | **285** | 261 | 335 |
| Average Cash Operating Cost ($ per Mmfbm)(3) | **376** | 349 | 329 |
| Reference Price ($ per Mmfbm)(1) | | | |
| Boston SPF 2X4 #2&Btr | **329** | 324 | 400 |

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

Market conditions continued to be very poor for the lumber operations due primarily to the decline in US housing starts from 2.1 million in 2005 to an annualized 1.4 million in the first quarter of 2007. Average benchmark lumber prices (Eastern Boston SPF 2X4) increased only $5 per Mmfbm from the fourth quarter of 2006, but are down 18% compared to first quarter of 2006.

The Company addressed the depressed lumber prices in the first quarter by implementing market-related shutdowns for two weeks at both of its Canadian sawmills, three weeks at the sawmill in Ashland, Maine and one week at the sawmill in Masardis, Maine. Fraser Papers' sawmills are an important source of wood chips for the East Papers operation. As such, market downtime decisions are made after considering wood chip requirements as well as lumber demand and prices.

*Three Months ended March 31, 2007 compared to Three Months ended December 31, 2006*

The lumber operations generated a negative EBITDA of $6.8 million in the first quarter of 2007 on sales of $20.2 million. This compares to an EBITDA in the fourth quarter of 2006 of $5.0 million which included the benefit of duty refunds of $11.2 million. Excluding the impact of the refunds, EBITDA was $0.6 million worse than the fourth quarter. Weak market conditions and market-related shutdowns led to the lower results.

Shipments increased by 6% in the first quarter compared to the fourth quarter due to less market-related downtime.

*Three Months ended March 31, 2007 compared to Three Months ended April 1, 2006*

The lumber operations generated a negative EBITDA of $6.8 million in the first quarter of 2007 on sales of $20.2 million, compared to an EBITDA of $0.9 million in the first quarter of 2006. Weak market conditions, lower selling prices and market-related shutdowns contributed to the lower results.

Shipments declined by 34% in the first quarter compared to the first quarter of 2006 due to the market-related downtime.

**Timber Segment**

The Company sold its freehold NB Timberlands on January 31, 2006 and currently has only one reportable segment. During the first quarter of 2006, the Timber segment generated EBITDA of $2.4 million on sales of $4.3 million.

## CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the March 31, 2007 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2006 except as described in Note 2 to the interim financial statements. The impairment and other charges related to the Smart Papers bankruptcy filing and the closure of the Berlin pulp mill are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

## RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2006.

## CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the President and the CEO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

## FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries associated with the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, acquisition of Katahdin, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "appear", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "potential", "may" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser's business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

## OUTLOOK

Demand for the Company's specialty paper products are expected to be strong as business opportunities for packaging applications continue to increase and financial printing markets enter their seasonally strong period. In addition, the company has increased its market share in a number of key product segments. Commodity freesheet markets also appear to be improving as continued rationalization of capacity continues across the North American industry.

Momentum for higher prices with respect to northern bleached hardwood kraft pulp appears to have waned, prices for other grades of market pulp, particularly softwood kraft, continue to move higher. While there appears there may be room for improvement in all the pulp markets, we expect lower cost hardwood pulp from Asia and South America will slow further gains for hardwood pulps.

Housing starts appear to have bottomed out in the short-term but remain 33% below peak levels reached in 2005. The Company will continue to evaluate sawmill downtime against the demand for woodchips and biomass fuel for the paper operations.

Fraser Papers will continue to focus on improving operating and financial results at all of its operations. Priority is being placed on lowering overall fibre, energy and other critical input costs, as well as improving overall production metrics including equipment reliability and process efficiencies. In support of these priorities, the Company will take an extended 21 day outage at its sulphite pulp mill in Edmundston, New Brunswick to perform maintenance on its recovery boiler during June. The completion of this maintenance project will provide for increased throughput at the pulp mill and lower overall fibre costs for the Company's paper operations. Routine maintenance downtime on certain of the paper machines will also be taken during the outage. In addition, the Gorham paper mill will take one week of downtime on its towel machine during the second quarter.

## DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

**EBITDA** is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

**Net debt** is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

**Net debt to net debt plus equity** is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

**Cash costs** include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

## EBITDA

| US$ MILLIONS | | Three months ended Mar 31 2007 | Apr 1 2006 |
|---|---|---|---|
| Loss | | $ (10.1) | $ (78.4) |
| Add: | Interest expense, net | 1.3 | 2.1 |
| Less: | Income tax recovery | (0.7) | (11.6) |
| Less: | Gain on sale of NB Timberlands | — | (71.0) |
| Add: | Losses from Smart Papers | — | 107.4 |
| Add: | Closure of Berlin pulp mill | — | 50.3 |
| Add: | Other | (0.6) | (5.1) |
| Add: | Depreciation | 7.5 | 8.2 |
| **EBITDA** | | $ (2.6) | $ 1.9 |

## NET DEBT

| US$ MILLIONS | As at Mar 31 2007 | Apr 1 2006 |
|---|---|---|
| Debt | $ 66.6 | $ 117.5 |
| Bank overdraft / Cash and short term-notes | 5.1 | (108.2) |
| Borrowings under Credit facility | 12.0 | — |
| **NET DEBT** | $ 83.7 | $ 9.3 |

## CASH COST

| US$ MILLIONS | Three months ended Mar 31 2007 | Apr 1 2006 |
|---|---|---|
| Net Sales | $ 174.4 | $ 215.9 |
| Less: EBITDA | 2.6 | (1.9) |
| **CASH COST** | $ 177.0 | $ 214.0 |

Rule 12g3-2(b)
Exemption No. 82-34837

**Fraser**Papers

**Form 52-109F2 - Certification of Interim Filings**

I, Dominic Gammiero, Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 25, 2007

signed "*Dominic Gammiero*"

Dominic Gammiero
Chief Executive Officer

Rule 12g3-2(b)
Exemption No. 82-34837

**Fraser**Papers

**Form 52-109F2 - Certification of Interim Filings**

I, Peter Gordon, President of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 25, 2007

signed "*Peter Gordon*"

Peter Gordon
President
(Principal financial officer)

END